LAW OFFICE OF C. RICHARD ROPKA, L.L.C.

C. Richard Ropka, LLM (Tax) †

215 Fries Mill Road

Turnersville, New Jersey  08012

†  Admitted to practice in US Supreme Court,

(856) 374-1744

     US District Court & US Tax Court

(1-866) 272-8505 (Fax)

December 22, 2010

Mr. Vincent J. Di Stefano, Senior Counsel

Security and Exchange Commission

450 5th Street

Washington, DC 20549

Re:

Archer Investment Series Trust - Form 485A

Archer Income Fund & Archer Stock Fund

File Nos. 333-163981 and 811-22356

Dear Mr. Di Stefano:

Kindly accept this letter in response to my telephone conversation with you regarding the newly formed series of the Archer Investment Series Trust, the Archer Income Fund and the Archer Stock Fund. The following comments were made by you regarding the above referenced registrant’s September 14, 2010 and November 24, 2010 485A filings.   The sponsor is seeking an “Effective” date of December 31, 2010.  We would appreciate you immediate attention to these changes in order to meet the December 31, 2010 requested effective date.

The following revisions were made pursuant to your comments:

Comment  #1

The name of the Investment Advisor “Archer Investment Corporation” has been removed from the cover page of the Prospectus.

Comment #2

The phrase on behalf of tits series the” has been deleted.

Archer Income Fund – Summary Prospectus

Comment #3

The word “are” has been changed to “is” in the Investment Objective” disclosure.

Comment #4

Reference to “Acquired Fund fees” and the corresponding footnote has been deleted.

Comment #5

Footnote #4 of the “Fee Table” has been revised to read:

4 The Advisor  contractually has agreed to waive its management fee and/or reimburse certain Fund operating expenses, but only to the extent necessary so that the Fund’s total operating expenses, excluding brokerage fees and commissions, any 12b-1 fees, borrowing costs (such as interest and dividend expenses on securities sold short), taxes, extraordinary expenses and any indirect expenses (such as Fees and Expenses of Acquired Funds), do not exceed 1.20% of the Fund’s average daily net assets. The contractual agreement is in place through December 31, 2011, subject thereafter to annual re-approval of the agreement by the Trust’s Board of Trustees (the “Board of Trustees”).  This operating expense limitation agreement can be terminated only by, or with the consent of, the Board of Trustees.  Each waiver or reimbursement by the advisor is subject to repayment by the Fund within three years after the date the expense was incurred, so long as the reimbursement does not cause the Fund’s operating expenses to exceed the applicable expense cap.

Comment #6

The “Principal Investment Strategies” Section along with the corresponding section in the additional information section and the SAI has been revised to read the following:

Under normal conditions, at least 50% of the Fund’s value of its total assets will be invested in U.S. government obligations, mortgage and asset-backed securities, corporate and municipal bonds, collateralized mortgage obligations (CMOs),  certificates of deposit linked to an index, swaps and other derivatives (including futures, options and credit default swaps) rated BBB or better by either Standard & Poor’s Ratings Group (S&P), Fitch Ratings (Fitch), or Moody’s Investors Service (Moody’s), or other equivalently rated nationally recognized organization (NRSRO).  Further, under normal conditions, up to 20% of the Fund’s total assets will be invested in below investment-grade fixed income securities, commonly referred to as high-yield or “junk” bonds, if, in the opinion of the Advisor, they are suitable quality, provide attractive investment opportunities, ,

The Fund will invest up to 25% of its assets in foreign securities that are denominated in U.S. dollars.

The Fund will invest up to 10% of the value of its assets in covered call options on exchange-traded funds (“ETF’s”).

Equity securities in which the Fund will invest include exchange-traded funds (“ETF”).   Any ETF’s, such as LQDs, the Fund may buy will have fixed income as the underlying investment.

The proportions held in the various fixed income securities will be revised in light of Advisor’s appraisal of the economy, the relative yields of securities in the various market sectors, the investment prospects for issuers, and any other factors deemed relevant. In selecting securities, the Advisor considers many factors, including yield-to-maturity, quality, liquidity, call risk, current yield, and capital appreciation potential.

Comment #7

The “Principal Risks” Section along with the corresponding section in the additional information section and the SAI has been revised to read the following:

You may lose money by investing in the Fund. The Fund’s performance could hurt by:

•

Issuer Risk.  Securities held by the Fund may decline in value because of changes in the financial condition of or other events affecting, the issuers of these securities.

•

Management Risk.  Archer’s opinion about the intrinsic worth or creditworthiness of a company may be incorrect, Archer may not make timely purchases or sales of securities for the Fund, the Fund’s investment objective may not be achieved and the market may continue to undervalue the Fund’s securities.

•

Interest Rate Risk.  Fixed income security prices may decline due to rising interest rates.  Fixed income securities with longer maturities tend to have higher yields and are generally subject to potentially greater volatility than obligations with shorter maturities and lower yields.

•

Credit Risk.  A security’s price may decline due to deterioration in the issuer’s financial condition, or the issuer may fail to repay interest and/or principal in a timely manner.

•

Call Risk.  During periods of falling interest rates, issuers of callable bonds may repay securities with higher interest rates before maturity.  This could cause the Fund to lose potential price appreciation if it reinvests the proceeds at lower interest rates.

•

Liquidity Risk.  The Fund may not be able to sell a security in a timely manner or at desired prices.

•

Derivatives risk — Derivatives may involve additional expenses and are subject to the risk that a security or a securities index to which the derivative is associated moves in the opposite direction from what the portfolio manager had anticipated. Another risk of derivative transactions is the creditworthiness of the counterparty because the transactions rely upon the counterparty's ability to fulfill its contractual obligations.

•

ETF Risk. When the Fund invests in another investment company such as an exchange-traded fund (ETF), it will indirectly bear its proportionate share of any fees and expenses payable directly by the other investment company. Therefore, the Fund will incur higher expenses, which may be duplicative. In addition, the Fund may be affected by losses of the ETF and the level of risk arising from its investment practices (such as the use of leverage by the ETFs). The Fund has no control over the investments and related risks taken by the ETFs in which it invests. ETFs are also subject to the following additional risks: (i) the market price of an ETF’s shares may trade above or below its net asset value; (ii) an active trading market for an ETF’s shares may not develop or be maintained; (iii) the ETF may employ an investment strategy that utilizes high leverage ratios; or (iv) trading of an ETF’s shares may be halted if the listing exchange’s officials deem such action appropriate, the shares are de-listed from the exchange, or the activation of market-wide “circuit breakers” (which are tied to large decreases in stock prices) halts stock trading generally.

•

Mortgage and Asset-Backed Securities Risk. Early repayment of principal (e.g., prepayment of principal due to sale of the underlying property, refinancing, or foreclosure) of mortgage-related securities (or other callable securities) exposes the Fund to a potential loss on any premium to face value paid and to a lower rate of return upon reinvestment of principal. In addition, changes in the rate of prepayment also affect the price and price volatility of a mortgage-related security. Securities issued by certain U.S. government sponsored enterprises (GSEs) (such as the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac)) are not issued or guaranteed by the U.S. Treasury. In the event that these GSEs cannot meet their obligations, there can be no assurance that the U.S. government will continue to provide support, and the Fund’s performance could be adversely impacted.

•

Foreign Risk. Foreign securities may experience more rapid and extreme changes in value than securities of U.S. companies because a limited number of companies represent a small number of industries. Foreign issuers are not subject to the same degree of regulation as U.S. issuers. Also, nationalization, expropriation or confiscatory taxation or political changes could adversely affect the Fund’s investments in a foreign company. In addition, the value of securities denominated in foreign currencies can change when foreign currencies strengthen or weaken relative to the U.S. dollar. These currency movements may negatively impact the value of the Fund’s portfolio even when there is no change in the value of the related security in the issuer’s home country.

•

Junk Bonds Risk.  Investments in junk bonds involve a greater risk of default and are subject to a substantially higher degree of credit risk or price changes than other types of debt securities.

Your investment in the fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency, entity or person.

Archer Stock Fund – Summary Prospectus

Comment #8

Reference to “Acquired Fund fees” and the corresponding footnote has been deleted.

Comment #9

Footnote #4 of the “Fee Table” has been revised to read:

4 The Advisor  contractually has agreed to waive its management fee and/or reimburse certain Fund operating expenses, but only to the extent necessary so that the Fund’s total operating expenses, excluding brokerage fees and commissions, any 12b-1 fees, borrowing costs (such as interest and dividend expenses on securities sold short), taxes, extraordinary expenses and any indirect expenses (such as Fees and Expenses of Acquired Funds), do not exceed 1.20% of the Fund’s average daily net assets. The contractual agreement is in place through December 31, 2011, subject thereafter to annual re-approval of the agreement by the Trust’s Board of Trustees (the “Board of Trustees”).  This operating expense limitation agreement can be terminated only by, or with the consent of, the Board of Trustees.  Each waiver or reimbursement by the advisor is subject to repayment by the Fund within three years after the date the expense was incurred, so long as the reimbursement does not cause the Fund’s operating expenses to exceed the applicable expense cap.

Comment #10

The “Principal Investment Strategies” Section along with the corresponding section in the additional information section and the SAI has been revised to read the following:

The Fund invests at least 80% of the value of its total assets in equity securities of companies that are undervalued and present the most favorable potential for capital appreciation in the opinion of the Fund’s Adviser. When selecting common stocks for investment by the Fund, the Adviser focuses on company valuation, looking for significant discrepancies between its own appraisal of the intrinsic value of a prospective investment and the market price of the investment. When determining a company’s intrinsic value, the Adviser looks closely at the fundamentals of the underlying business as well as the stock price and estimates in relation to past value. In an effort to limit downside risk and maximize upside potential, the Adviser typically will seek out companies that are trading at a lower price to historical mean valuations and/or expected growth.

The Fund expects to invest in a limited number of portfolio companies.  The Adviser will consider selling or reducing a holding when the stock price reaches the Adviser’s target price, when the Adviser’s appraisal of a company’s intrinsic value changes due to deteriorating fundamentals, or when better investment opportunities exist elsewhere. Tax consequences will not be a limiting factor if the Adviser decides to sell a security.

.

Equity securities in which the Fund will invest include common stocks and common stock equivalents (such as rights, warrants and convertible securities), exchange-traded funds (“ETFs”), including ETFs that invest in equity securities, equity real estate investment trusts (“REITs”), income trusts and publicly traded partnerships that invest in real estate or underlying businesses. The Fund may purchase foreign stocks directly or through American Depository Receipts (“ADRs”), which are receipts issued by U.S. banks for shares of a foreign company which entitle the holder to dividends and capital gains on the underlying security. The Fund will invest in common stocks of all sizes, including, but not limited to, securities of small- and mid-capitalization companies. The Fund is non-diversified, which means that it may invest a greater percentage of its assets in a particular issuer compared with diversified funds.

Comment #11

The “Principal Risks” Section along with the corresponding section in the additional information section and the SAI has been revised to read the following:

You may lose money by investing in the Fund.   The Fund’s performance could be hurt by:

•

Market Risk. The prices of securities held by the Fund may decline in response to certain events taking place around the world, including those directly involving the companies whose securities are owned by the Fund; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency, interest rate and commodity price fluctuations. The growth-oriented equity securities purchased by the Fund may involve large price swings and potential for loss. Investors in the Fund should have a long-term perspective and be able to tolerate potentially sharp declines in value.

•

Non-Diversification Risk. The Fund is non-diversified, which means it may invest a greater percentage of its assets in a fewer number of stocks as compared to other mutual funds that are more broadly diversified. As a result, the Fund’s share price may be more volatile than the share price of some other mutual funds, and the poor performance of an individual stock in the Fund’s portfolio may have a significant negative impact on the Fund’s performance.

•

Small and Mid-Cap Risk. The Fund may invest in stocks of small and mid-cap companies, which may be more risky than stocks of larger companies. Many of these companies are young and have a limited track record. Their securities may trade less frequently and in more limited volume than those of more mature companies. As a result, small and mid-cap stocks may be significantly more volatile than larger-cap stocks. Small and mid-cap companies also may lack the managerial, financial or other resources necessary to implement their business plans or succeed in the face of competition. The prospects for a company or its industry may deteriorate because of a variety of factors, including disappointing operating results or changes in the competitive environment. It may be difficult to sell a small or mid-cap stock, and this lack of market liquidity can adversely affect the Fund’s ability to realize the market price of a stock, especially during periods of rapid market decline.

•

Foreign Risk. Foreign securities may experience more rapid and extreme changes in value than securities of U.S. companies because a limited number of companies represent a small number of industries. Foreign issuers are not subject to the same degree of regulation as U.S. issuers. Also, nationalization, expropriation or confiscatory taxation or political changes could adversely affect the Fund’s investments in a foreign company. In addition, the value of securities denominated in foreign currencies can change when foreign currencies strengthen or weaken relative to the U.S. dollar. These currency movements may negatively impact the value of the Fund’s portfolio even when there is no change in the value of the related security in the issuer’s home country.

•

Real Estate Risks. When the Fund invests in REITs or publicly traded partnerships that invest in real estate, it is subject to risks generally associated with investing in real estate, such as: (i) possible declines in the value of real estate, (ii) adverse general and local economic conditions, (iii) possible lack of availability of mortgage funds, (iv) changes in interest rates, and (v) environmental problems. In addition, REITs and publicly traded partnerships that invest in real estate are subject to certain other risks related specifically to their structure and focus such as: (a) dependency upon management skills; (b) limited diversification; (c) the risks of locating and managing financing for projects; (d) heavy cash flow dependency; (e) possible default by borrowers; (f) the costs and potential losses of self-liquidation of one or more holdings; (g) the possibility of failing to maintain exemptions from securities registration; and, (h) in many cases, relatively small market capitalization, which may result in less market liquidity and greater price volatility.

•

ETF Risk. When the Fund invests in another investment company such as an exchange-traded fund (ETF), it will indirectly bear its proportionate share of any fees and expenses payable directly by the other investment company. Therefore, the Fund will incur higher expenses, which may be duplicative. In addition, the Fund may be affected by losses of the ETF and the level of risk arising from its investment practices (such as the use of leverage by the ETFs). The Fund has no control over the investments and related risks taken by the ETFs in which it invests. ETFs are also subject to the following additional risks: (i) the market price of an ETF’s shares may trade above or below its net asset value; (ii) an active trading market for an ETF’s shares may not develop or be maintained; (iii) the ETF may employ an investment strategy that utilizes high leverage ratios; or (iv) trading of an ETF’s shares may be halted if the listing exchange’s officials deem such action appropriate, the shares are de-listed from the exchange, or the activation of market-wide “circuit breakers” (which are tied to large decreases in stock prices) halts stock trading generally.

•

Active Trading Risk. Active trading could raise transaction costs (thus lowering return). In addition, active trading could result in increased taxable distributions to shareholders and distributions that will be taxable to shareholders at higher federal income tax rates.

•

Equity Risk. Equity securities generally have greater price volatility than fixed income securities.

•

Management Risk. The advisor’s investment strategy may fail to produce the intended results.

•

Growth Style Risk. Growth stocks can perform differently from the market as a whole and from other types of stocks.  Growth stocks may be designated as such and purchased based on the premise that the market will eventually reward a given company’s long-term earnings growth with a higher stock price when that company’s earnings grow faster than both inflation and the economy in general.  Thus a growth style investment strategy attempts to identify companies whose earnings may grow or are growing at a rate faster than inflation and the economy.  While growth stocks may react differently to issuer, political, market and economic developments than the market as a whole and other types of stocks by rising in price in certain environments, growth stocks also tend to be sensitive to changes in the earnings of their underlying companies and more volatile than other types of stocks, particularly over the short term.  Furthermore, growth stocks may be more expensive relative to their current earnings or assets compared to the values of other stocks, and if earnings growth expectations become more moderate, their valuations may return to more typical norms, causing their stock prices to fall.  Finally, during periods of adverse economic and market conditions, the stock prices of growth stocks may fall despite favorable earnings trends.

Purchase and Sale of Funds Shares

&

Tax Information

&

Payments to Broker-Dealers and Other Financial Intermediaries.

Comment #12

This section has been revised to provide for the reference to multiple funds

Investment Objectives, Principal Investment Strategies , Related Risks,

and Disclosure Of Portfolio Holdings

Archer Income Fund

 &

Archer Stock Fund

Comment #13

The sections relating to the Fund’s Principal Investment Strategies and Principal Risks have been revised to correlate to the sections in the Summary portion of the Prospectus.

Shareholder Information.

Pricing of Fund Shares.

Comment #14

The following disclosure has been revised to delete the phrase “or redeem”

“The price at which you purchase shares is based on the next calculation of net asset value (“NAV”) after an order is received, subject to the order being accepted by the Fund through its transfer agent, Mutual Shareholder Services LLC, authorized persons or designees, in good form.”

Comment #15

The term “good order” is more clearly defined in the third paragraph of the section entitled “How to redeem Fund Shares” which states that “To be in proper order, your request must be signed by all registered share owner(s) in the exact name(s) and any special capacity in which they are registered.:

How To Redeem Shares:

Comment #16

The word “business” has been deleted to read “You will be mailed the proceeds on or before the fifth day following the redemption.”

Investment Limitations

These sections have been revised to provide for the reference to multiple funds

Comment #17

With respect to “Fundamental Restriction” #7 entitled “Concentration”, the phrase “or group of industries” was included in the disclosure.

Comment #18

With respect to “Fundamental Restriction” #8 entitled “Diversification”, disclosure was added to clarify that this restriction does not apply to the Archer Stock Fund as it is a non-diversified Fund.

STATEMENT OF ADDITIONAL INFORMATION

Comment #19

Form N1-A, Item 17 disclosure has been revised.

Thank you for your kind attention to this matter.  Should you have any additional questions or comments, please contact me.

Very truly yours,

/s/ C. Richard Ropka, Esq.

C. Richard Ropka, Esq.

CRR/ks